SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                        NOONEY REAL PROPERTY-FOUR, L.P.
                                (Name of Issuer)

                             Limited Partner Units
                         (Title of Class of Securities)

      Scott M. Herpich, Lathrop & Gage L.C., 2345 Grand Blvd., Suite 2800,
                     Kansas City, MO 64108, (816) 292-2000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    11/19/99
            (Date of Event Which Requires Filing of This Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.
______


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 pages)
--------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 (1) Name of Reporting Person

     Chris Garlich

 (2) Check the Appropriate Box                      (a)
     if a Member of a Group*                        (b)

 (3) SEC Use Only

 (4) Source of funds
     PF

 (5) Check Box if Disclosure of Legal Proceedings is
     Required  Pursuant to Items 2(d) or 2(e)        ______

 (6) Citizenship or Place of Organization
     United States

     Number of shares                               (7) Sole Voting Power
     beneficially owned                                 773
     by each reporting
     person with:                                   (8) Shared Voting Power
                                                        None

                                                    (9) Sole Dispositive Power
                                                        773

                                                   (10) Shared Dispositive Power
                                                        None

(11) Aggregate Amount Beneficially Owned By Each Reporting Person
     773

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ____

(13) Percent of Class Represented by Amount in  Row (11)
     5.74%

(14) Type of Reporting Person*
     IN

*  See Instructions before Filling Out!

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

Item 1. Security and Issuer.

   This Schedule 13D relates to the limited partner units (the "Securities"), of Nooney Real Property-Four, L.P., a Missouri limited partnership (the "Company"), whose principal executive offices are located at 1100 Main, Suite 2100, Kansas City, Missouri 64105.

Item 2. Identity and Background.

   This report is filed by Chris Garlich ("Mr. Garlich"). Mr. Garlich is a citizen of the United States whose business address is 1610 Des Peres Rd., #370, St. Louis, MO 63131. Mr. Garlich is the Executive Vice President and a member of Bancorp Services, LLC, a Missouri limited liability company, specializing in the development, administration and distribution of life insurance products to the corporate and high net worth market place.

   During the past five years, Mr. Garlich has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to suc laws.

Item 3. Source and Amount of Funds or Other Consideration.

   The total amount of funds used by Mr. Garlich to acquire the 773 units of the Securities reported in Item 5(c) was $227,840. The units were acquired with the use of personal funds.

Item 4. Purpose of Transaction.

   Mr. Garlich acquired the units at approximately the same time as Garlich and others entered into a settlement agreement with CGS Real Estate Company, Inc. ("CGS") and its affiliates. Bond Purchase, L.L.C. ("Bond"), and its affiliates and Mr. Garlich, among others, gained control of Nooney pursuant to the settlement agreement. In connection with the settlement agreement, Bond acquired all of the outstanding stock of Nooney Capital Corp., one of the two general partners of the Partnership, and Bond appointed new officers and directors for Nooney Capital Corp.

Item 5. Interest in the Securities of Issuer.

   (a) The  aggregate  number and  percentage  of the  Securities  to which this
Schedule 13D relates is 773 units, representing 5.74% of the 13,529 outstanding units.

   Mr. Garlich is the direct beneficial owner of all of these units of the Securities.

   (b) Mr. Garlich has the direct power to vote and direct the disposition of the 773 units held by him.

   (c) During the past sixty (60) days, the following purchases were made by Mr. Garlich in connection with the settlement agreement referenced in Item 4 above:

                                                          Purchase Price
Securities Purchased             Date                 (including commissions)
--------------------             ----                 -----------------------
      406                     11-16-99                       $290.00
      202                     11-19-99                       $300.00
       30                     11-19-99                       $300.00
       95                     11-19-99                       $300.00
       40                     11-19-99                       $300.00
      ---
      773

   (d) No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Securities other than the Reporting Persons identified herein.

   (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

   Mr. Garlich does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Securities, including, but not limited to, transfer or voting of any such Securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


   SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/ Chris Garlich                                   Date:   December 7, 1999
    Chris Garlich

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